SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

  FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1342645

As at March 21, 2006

  FARALLON RESOURCES LTD.
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: March 21, 2007

Print the name and title of the signing officer under his signature.
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  Ste.1020-800 West Pender Street
Vancouver , BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
www.farallonresources.com

FARALLON MANDATES DEBT FINANCIER FOR DEVELOPMENT OF A MINE AT G-9.
FULFILS TERMS OF EQUITY ESCROW RELEASE

March 21, 2007, Vancouver, BC - Dick Whittington, President and CEO of Farallon Resources Ltd., (TSX:FAN) ("Farallon " or "the Company") is very pleased to announce that the Company has appointed UK based NM Rothschild & Sons Limited ("Rothschild") as the Lead Arranger for the debt financing package for the development and construction of the Company's G9 zinc mine at its Campo Morado project in Mexico.

The package will comprise an initial US$20 million bridge facility to be followed by a term loan facility of up to US$70 million, part of which will be used to refinance the bridge facility. The bridge facility will finance fixed assets including equipment purchased for both the mine and the mill.

Over the past 90 days, the Company has conducted extensive technical presentations and site visits to familiarize interested lenders with the project and local conditions. As a result, the Company received several financing proposals from various lenders in the mining finance industry. After a detailed review and shortlisting process, the Company has mandated Rothschild to be Lead Arranger for the debt package of up to US$70 million. This debt package will complement the equity proceeds raised in December 2006 and is expected to provide the funds necessary to construct a 1500 tpd mine and mill complex at the G-9 site at Campo Morado.

In the equity offering the Company's Agents, led by Paradigm Capital Inc. and including Canaccord Capital Corp. and MGI Securities Inc., sold 160 million subscription receipts ("Subscription Receipts") at a price of C$0.50 per Subscription Receipt with each Subscription Receipt entitling the holder to acquire one common share (a "Common Share") and one-half of one common share purchase warrant (each whole warrant, a "Warrant") of Farallon, each Warrant allowing the holder thereof to acquire one additional common share of Farallon for a period of 24 months ending December 21, 2008, subject to acceleration under certain conditions, for an exercise price of C$0.70.

Under the terms of the public equity offering mentioned above, which closed on December 21, 2006 for gross proceeds of C$80 million, C$60 million was held in escrow for 90 days. These funds were to be released upon the Company satisfying the Agents' conditions for their release, as noted in the Company's news release of December 12, 2006. The Agents are satisfied that the agreement with Rothschild fulfils the terms of the escrow release conditions. With the satisfaction of the escrow release conditions, the outstanding 120 million Subscription Receipts will now convert automatically into Common Shares and Warrants with the terms as outlined above. Subscription Receipt holders do not need to act to facilitate this conversion.

The debt financing transaction with Rothschild involves conventional financing terms and conditions and a warrant equity component, which is subject to TSX approval, of approximately 0.5% of the total fully diluted shares outstanding following escrow release.

Dick Whittington, CEO of Farallon said, "We are extremely pleased to establish a banking relationship with Rothschild. They are a premier name bank with a specialist mining finance team and in-house technical expertise which will assist the project development effort. We look forward to working with them for many years to come. At the same time, it is particularly gratifying that the company has gained the interest and support of many lenders in the mining finance industry and has been able to structure an innovative financing package in a short time period. This is a key development for the Company and means that progress towards building a mine at G-9 can continue on schedule. With this announcement we are highly confident that we will see first production from the mine at G-9 in July, 2008 as planned."

Farallon Resources Ltd. is an international exploration and development company, listed on the Toronto Stock Exchange.

For further details on Farallon Resources Ltd. and its Campo Morado property, please visit the Company's website at www.farallonresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

Dick Whittington, President and CEO
Farallon Resources Ltd.

No regulatory authority has either approved or disapproved of the contents of the news release.

  Forward Looking Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future financings, production, reserve potential, exploration drilling, exploitation activities and events or developments that the company expects are forward-looking statements. Although the company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. The likelihood of future mining at Campo Morado is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including obtaining necessary mining and construction permits, preparation of all necessary engineering for pits and processing facilities as well as the completion of the financing arrangements to fund these objectives as well as funding mine construction.  There is no known ore at Campo Morado and there is no assurance that the mineralization at Campo Morado will ever be classified as ore. For more information on the Company and the risk factors inherent in its business, investors should review the Company's Annual Information Form at www.sedar.com.